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Hey Christine -

Hope you had a good January.

Excited to share a "behind the scenes" Carbon Collective update and a unique opportunity to get more involved with us.

Over the past year, we've been focusing on growing our 401(k) advisory business.

And it's working. Really well.

Going into 2023, we had $6m in assets under management (AUM) in our 401(k) business.

Now we manage over $50m across 106 companies and nonprofits.

On the back of this growth, we raised more funds from our professional investors last year to fuel our next phase. And we want to give you the same opportunity they had.

Become a Carbon Collective Owner:

Part of our mission at CC is to democratize access to sustainable investing. And that includes being an owner of Carbon Collective itself.

To date we have raised over $3.6m from VC's like My Climate Journey, Precursor, and Powerhouse.

With our last raise, we opened our first opportunity to invest alongside them and raised over $200k from our members. But it was only for accredited investors, meaning many of you were legally barred from participating.

Join Our VC's:

Now, we're excited to announce our first-ever **community round on WeFunder** where anyone can join us as and own a piece of our journey at CC for as little as $100.


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Whether you're interested in becoming an owner of Carbon Collective itself or just curious to see more about our long term plans for CC, or want to see what some of our VC's said on why they invested us, **check out the campaign**.

We'll be sending a few more updates over February and March (as well as some tax-related emails for our members), but as always, please never hesitate to reach out.

- Zach, James, and the CC team

FAQ:

- **Terms?** The investment terms are the same our other investors are on, a $15m post-money SAFE (with no discount). To make the math easy, a $15k investment = a 0.10% ownership stake in the company.
- **What's different from Angellist?** Angellist allows companies like ours to collect small investments from many investors into a single package. It, unfortunately, is only available to accredited investors (of which only 18.5% of Americans meet criteria for). In 2012, new legislation emerged for Equity Crowdfunding that enables any American, regardless of wealth, to invest.
- **How will I generate a return on investment?** You're investing alongside our VC's, taking the same risks and getting exposure to the same rewards as them. You will own shares in Carbon Collective. If a "liquidity event" occurs such as CC being acquired or we go public, then you will be able to sell your shares, ideally at a much higher share price than what you bought them at.

But as is true with any investing, past performance is no guarantee of future returns. So we would advise you to only consider investing capital you are OK not seeing come back for 5 - 10 years.

Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carbon Collective Investing, 2648 International Blvd, Ste 115, Oakland, CA 94601

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Investment Advisory Services are offered through Carbon Collective Investing LLC, a registered investment adviser. A copy of Carbon Collective's current written disclosure statement discussing Carbon Collective's business operations, services, and fees is available at the SEC's investment adviser public information website – www.adviserinfo.sec.gov or here

Carbon Collective Investing LLC does not recommend securities except through our automated investing platform. Please remember that securities cannot be purchased, sold, or traded via e-mail or voice message system. Carbon Collective does not make any representations or warranties as to the accuracy, timeliness, suitability, completeness, or relevance of any information prepared by any unaffiliated third party, whether linked to Carbon Collective's website or incorporated herein and takes no responsibility therefor. All such information is provided solely for convenience purposes only and all users thereof should be guided accordingly.

Past performance does not guarantee future results, and the likelihood of investment outcomes is hypothetical in nature. Not an offer, solicitation of an offer, or advice to buy or sell securities in jurisdictions where Carbon Collective is not registered.

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